UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PSQ Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

693691107

(CUSIP Number)

J. Nicholas Ayers

c/o PSQ Holdings, Inc.

250 S. Australian Avenue, Suite 1300

West Palm Beach, Florida 33401

Telephone Number: (877) 776-2402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693691107	Schedule 13D	Page 1 of 9

1.	Names of Reporting Persons J. Nicholas Ayers
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,245,999(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,245,999(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,245,999(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 214,246 shares of Class A Common Stock held by Mr. Ayers, 651,423 shares of Class A Common Stock held by Mrs. Jamie Ayers, 350,330 shares of Class A Common Stock held by the J. Nicholas Ayers Irrevocable Trust dated October 2021 and 30,000 shares of Class A Common Stock held by C6 Creative Consulting, Inc. Mr. Ayers disclaims beneficial ownership of the shares of Class A Common Stock held by Mrs. Jamie Ayers, the J. Nicholas Ayers Irrevocable Trust dated October 2021 and C6 Creative Consulting, Inc.

(2)	Based on 24,395,075 shares of Class A Common Stock outstanding as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2023.

CUSIP No. 693691107	Schedule 13D	Page 2 of 9

1.	Names of Reporting Persons Jamie F. Ayers
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,245,999(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,245,999(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,245,999(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 214,246 shares of Class A Common Stock held by Mr. J. Nicholas Ayers, 651,423 shares of Class A Common Stock held by Mrs. Ayers, 350,330 shares of Class A Common Stock held by the J. Nicholas Ayers Irrevocable Trust dated October 2021 and 30,000 shares of Class A Common Stock held by C6 Creative Consulting, Inc. Mrs. Ayers disclaims beneficial ownership of the shares of Class A Common Stock held by Mr. J. Nicholas Ayers, the J. Nicholas Ayers Irrevocable Trust dated October 2021 and C6 Creative Consulting, Inc.

(2)	Based on 24,395,075 shares of Class A Common Stock outstanding as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2023.

CUSIP No. 693691107	Schedule 13D	Page 3 of 9

1.	Names of Reporting Persons J. Nicholas Ayers Irrevocable Trust dated October 2021
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 350,330(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 350,330(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 350,330(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 350,330 shares of Class A Common Stock held by the J. Nicholas Ayers Irrevocable Trust dated October 2021.

(2)	Based on 24,395,075 shares of Class A Common Stock outstanding as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2023.

CUSIP No. 693691107	Schedule 13D	Page 4 of 9

1.	Names of Reporting Persons C6 Creative Consulting, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 30,000 shares of Class A Common Stock held by C6 Creative Consulting, Inc.

(2)	Based on 24,395,075 shares of Class A Common Stock outstanding as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2023.

CUSIP No. 693691107	Schedule 13D	Page 5 of 9

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) is filed in relation to the shares of the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of PSQ Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 250 S. Australian Avenue, Suite 1300, West Palm Beach, Florida 33401.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by J. Nicholas Ayers (“Mr. Ayers”), Jamie F. Ayers (“Mrs. Ayers”), the J. Nicholas Ayers Irrevocable Trust dated October 2021 (the “Ayers Trust”) and C6 Creative Consulting, Inc., a Georgia corporation (“C6 Consulting”). The reporting persons are collectively referred to herein as the “Reporting Persons.” Mr. Ayers is a director of the Issuer and Mrs. Ayers is Mr. Ayers’ wife. Mrs. Ayers is the trustee of the Ayers Trust, and a beneficiary of the Ayers Trust. Mrs. Ayers controls C6 Consulting.

(b)	The principal business address of each Reporting Person is 3290 Northside Parkway, Atlanta, Georgia 30327.

(c)	The present principal occupation of Mr. Ayers is as a member of the Board of Directors of the Issuer, managing partner of Ayers Family Holdings, LLC, and managing partner of C6 Consulting. The present principal occupation of Mrs. Ayers is managing partner of Ayers Family Holdings, LLC and managing partner of C6 Consulting. The Ayers Trust is a trust for the benefit of Mr. Ayers’ family members.

(d)	During the past five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	Each of Mr. Ayers and Mrs. Ayers is a citizen of the United States. The Ayers Trust was formed and operates in the United States. C6 Consulting is a Georgia corporation.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons received an aggregate of 1,215,999 shares of Class A Common Stock pursuant to the Business Combination described in Item 4 below. C6 Consulting received 30,000 shares of Class A Common Stock pursuant to the Consulting Agreement described in Item 4 below.

The information set forth under Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction

Private PSQ

On February 8, 2023, Mrs. Ayers purchased 5,946 shares of common stock, par value $0.001 per share (“Private PSQ Common Stock”), of PublicSq. Inc. (f/k/a PSQ Holdings, Inc.), a Delaware corporation (“Private PSQ”), for $200,023.44 and the Ayers Trust purchased 1,487 shares of Private PSQ Common Stock for $50,022.68. Mrs. Ayers used personal funds such acquisition.

CUSIP No. 693691107	Schedule 13D	Page 6 of 9

EveryLife

On February 23, 2023, Private PSQ completed a stock-for stock transaction to purchase 100% of the outstanding shares of EveryLife, Inc. (“EveryLife”) from Mr. Ayers, Mrs. Ayers and the Ayers Trust, pursuant to which Private PSQ issued 11,000 shares of Private PSQ Common Stock to Mr. Ayers, 27,500 shares of Private PSQ Common Stock to Mrs. Ayers and 16,500 shares of Private PSQ Common Stock to the Ayers Trust. Following the sale, EveryLife became a wholly-owned subsidiary of Private PSQ.

Neither Mr. Ayers nor Mrs. Ayers was an executive officer or director of Private PSQ at the time of the transaction. However, following the Closing, Mr. Ayers was appointed to the Issuer’s board of directors.

Merger Agreement

On July 19, 2023, the Issuer consummated the Business Combination (as defined below), pursuant to the terms of the Merger Agreement dated February 27, 2023 (the “Merger Agreement”) with Colombier Acquisition Corp., a Delaware corporation (“Colombier”), Colombier-Liberty Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Colombier, and Colombier Sponsor, LLC (the “Sponsor”), a Delaware limited liability company, in its capacity as Purchaser Representative (the “Purchaser Representative”), and Private PSQ. The transactions described in the Merger Agreement collectively herein are described as the “Business Combination.” At the closing of the Business Combination (the “Closing”), Colombier changed its name to “PSQ Holdings, Inc.”

At Closing, pursuant to the terms of the Merger Agreement and after giving effect to the redemptions of Colombier Class A Common Stock (as defined below) by public stockholders of Colombier:

●	all options, convertible notes, warrants and other rights to subscribe for or purchase any capital stock of Private PSQ or securities convertible into or exchangeable for, or that otherwise conferred on the holder any right to acquire, any capital stock of Private PSQ which remained outstanding and had not been exercised or did not convert automatically into shares of Private PSQ Common Stock prior to the effective time of the Business Combination were cancelled without consideration;

●	each share of Private PSQ Common Stock, including shares of Private PSQ Common Stock issued upon conversion of outstanding convertible notes of Private PSQ that automatically converted into shares of Private PSQ Common Stock immediately prior to the completion of the Business Combination, in each case other than shares of Private PSQ Common Stock held by Michael Seifert, was automatically converted into the right to receive 19.476836 shares of Class A Common Stock; and

●	each share of Private PSQ Common Stock held by Mr. Seifert was automatically converted into the right to receive 19.476836 shares of Class C Common Stock, par value $0.0001 per share, of the Issuer.

At Closing, each Reporting Person’s shares of Private PSQ Common Stock were automatically converted into 19.476836 shares of Class A Common Stock of the Issuer per share of Private PSQ Common Stock. As a result, Mr. Ayers received an aggregate of 214,246 shares of Class A Common Stock, Mrs. Ayers received an aggregate of 651,423 shares of Class A Common Stock and the Ayers Trust received an aggregate of 350,330 shares of Class A Common Stock.

RSU Grant

On September 25, 2023, for his service on the board of directors of the Issuer, Mr. Ayers was granted a restricted stock unit (“RSU”) award covering 29,645 shares of Class A Common Stock. The RSU award will vest in full on September 25, 2024, subject to Mr. Ayers’ continued service with the Issuer. Each RSU represents the contingent right to receive one share of Class A Common Stock upon vesting of the unit.

Consulting Agreement

On November 29, 2023, the Issuer entered into a Consulting Agreement with Mr. Ayers, through his consulting company, C6 Consulting, pursuant to which Mr. Ayers receives $30,000 per month and was granted 120,000 RSUs, subject to approval by the Issuer’s board of directors, in connection with consulting services provided to the Issuer. The RSUs will vest according to the following vesting schedule: 30,000 RSUs vested on November 29, 2023; 60,000 RSUs will vest on May 3, 2024; and 30,000 RSUs will vest on November 1, 2024. Each RSU represents the contingent right to receive one share of Class A Common Stock upon vesting of the unit.

CUSIP No. 693691107	Schedule 13D	Page 7 of 9

Item 3 above is hereby incorporated into this Item 4 by reference. The Reporting Persons hold a substantial position in the Issuer, which was primarily acquired at the Closing. Mr. Ayers serves on the board of directors of the Issuer, and in such capacity may have the ability to influence the Issuer’s management and operations directly in his position. Although the Reporting Persons do not have any specific plan or proposal to acquire additional shares or to dispose of Class A Common Stock, consistent with their investment purpose, the Reporting Persons may at any time and from time to time acquire additional shares of Class A Common Stock or, subject to the Lock-Up Agreement (as defined below), dispose of shares of Class A Common Stock, depending upon their ongoing evaluation of their investment, prevailing market conditions, other investment opportunities, and/or other investment considerations.

Except as disclosed in this Schedule 13D, the Reporting Persons currently do not have any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a, b) The aggregate percentage of shares of Class A Common Stock reported owned by the Reporting Persons is based upon 24,395,075 shares of Class A Common Stock outstanding as of November 14, 2023, which is the total number of shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

In the aggregate, the Reporting Persons have voting and dispositive power of 1,245,999 shares of Class A Common Stock, representing approximately 5.1% of such class of securities.

The beneficial ownership of each Reporting Person is as follows:

(i)	Mr. Ayers beneficially owns 1,245,999 shares of Class A Common Stock representing 5.1% of the class, which is comprised of (a) 214,246 shares of Class A Common Stock held by Mr. Ayers, (b) 651,423 shares of Class A Common Stock held by Mrs. Ayers, (c) 350,330 shares of Class A Common Stock held by the Ayers Trust and (d) 30,000 shares of Class A Common Stock held by C6 Consulting. Mr. Ayers has shared power to vote and dispose of (a) 214,246 shares of Class A Common Stock held by Mr. Ayers, (b) 651,423 shares of Class A Common Stock held by Mrs. Ayers, (c) 350,330 shares of Class A Common Stock held by the Ayers Trust, for which Mrs. Ayers is the trustee, and (d) 30,000 shares of Class A Common Stock held by C6 Consulting.

(ii)	Mrs. Ayers beneficially 1,245,999 shares of Class A Common Stock representing 5.1% of the class, which is comprised of (a) 214,246 shares of Class A Common Stock held by Mr. Ayers, (b) 651,423 shares of Class A Common Stock held by Mrs. Ayers, (c) 350,330 shares of Class A Common Stock held by the Ayers Trust and (d) 30,000 shares of Class A Common Stock held by C6 Consulting. Mrs. Ayers has shared power to vote and dispose of (a) 214,246 shares of Class A Common Stock held by Mr. Ayers, (b) 651,423 shares of Class A Common Stock held by Mrs. Ayers, (c) 350,330 shares of Class A Common Stock held by the Ayers Trust, for which Mrs. Ayers is the trustee, and (d) 30,000 shares of Class A Common Stock held by C6 Consulting.

(iii)	The Ayers Trust beneficially owns 350,330 shares of Class A Common Stock representing 1.4% of the class. The Ayers Trust has the sole power to vote and dispose of the shares of Class A Common Stock beneficially owned by it. Mrs. Ayers is the trustee of the Ayers Trust.

(iv)	C6 Consulting beneficially owns 30,000 shares of Class A Common Stock representing 0.1% of the class. C6 Consulting has the sole power to vote and dispose of the shares of Class A Common Stock beneficially owned by it. Mr. Ayers and Mrs. Ayers are managing partners of C6 Consulting.

(c) The Reporting Persons have not engaged in any transactions with respect to the Class A Common Stock during the 60 days before the date of this filing, except as described in Items 3 and 4 above.

CUSIP No. 693691107	Schedule 13D	Page 8 of 9

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Class A Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement

In connection with the execution of the Merger Agreement, Mr. Ayers entered into a Lock-Up Agreement, dated February 23, 2023 (the “Lock-Up Agreement”), with the Issuer and the Sponsor, pursuant to which 214,246 shares of Class A Common Stock held by Mr. Ayers are locked-up and subject to transfer restrictions, subject to certain customary exceptions, such as transfers to affiliates, gifts or charitable donations, transfers for estate planning purposes, or restricted stock, or for other structuring purposes. The securities held by the Reporting Person are locked-up until the earlier of: (i) the one (1) year anniversary of the date of the Closing, (ii) the first date subsequent to the Closing with respect to which the closing price of the Class A Common Stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, and (iii) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property. The foregoing summary of certain terms and conditions of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Form of Lock-Up Agreement, a copy of which is attached hereto as Exhibit 99.1.

Amended and Restated Registration Rights Agreement

On July 19, 2023, in connection with the Closing, Mr. Ayers, Mrs. Ayers, the Ayers Trust and other stockholders entered into an amended and restated registration rights agreement, dated July 19, 2023 (the “Registration Rights Agreement”), with the Issuer and the Sponsor, pursuant to which such Reporting Persons were granted certain demand and “piggyback” registration rights, subject to customary conditions and limitations. The foregoing summary of certain terms and conditions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.2.

Item 7. Material to be Filed as Exhibits

99.1	Form of Lock-Up Agreement, dated February 27, 2023, by and among the Issuer, the Sponsor, J. Nicholas Ayers and other stockholders party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 28, 2023).
99.2	Amended and Restated Registration Rights Agreement, dated July 19, 2023, by and among J. Nicholas Ayers, Jamie F. Ayers, J. Nicholas Ayers Irrevocable Trust dated October 2021, the Issuer, the Sponsor and other stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 25, 2023).
99.3	Joint Filing Agreement (filed herewith).

CUSIP No. 693691107	Schedule 13D	Page 9 of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2023

/s/ J. Nicholas Ayers
J. Nicholas Ayers

/s/ Jamie F. Ayers
Jamie F. Ayers

J. Nicolas Ayers Irrevocable Trust
dated October 2021

By:	/s/ Jamie F. Ayers
Name:	Jamie F. Ayers
Title:	Trustee

C6 Creative Consulting, Inc.

By:	/s/ J. Nicholas Ayers
Name:	J. Nicholas Ayers
Title:	Managing Partner